Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life Financial's 2009 Annual Report and 2010 Management Information
     Circular now available

     TORONTO, March 30 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that its 2009 Annual Report and its Notice of Annual Meetings and
Management Information Circular for the May 19, 2010 Annual Meetings are now
available.
     These documents can be accessed electronically at
www.sunlife.com/2009annualreport and www.sunlife.com/annualmeetingmaterials.
     Shareholders may obtain printed copies of these documents free of charge by contacting the company through its website. These documents are being filed with the Canadian securities regulators and the United States Securities and
Exchange Commission. Distribution to shareholders began today. The Annual
Report includes the 2009 management's discussion and analysis, consolidated financial statements, sources of earnings by business group, and other company information.

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
December 31, 2009, the Sun Life Financial group of companies had total assets under management of $433 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under the ticker symbol SLF.

     Note to Editors: All figures in Canadian dollars.
     %CIK: 0001097362

     /For further information: Media Relations Contact: Frank Switzer,
Vice-President, Corporate Communications, Tel: (416) 979-4086,
frank.switzer(at)sunlife.com; Investor Relations Contact: Phil Malek,
Vice-President, Investor Relations, Tel: (416) 204-8163,
investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 12:25e 30-MAR-10